                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                          For the month of: June, 2006
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                 (Translation of registrant's name into English)

                               34 Ha-Barzel Street
                             TEL-AVIV 69710, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is the registrant's Proxy Statement announcing the Annual Shareholders Meeting to be held on August 1, 2006 sent to registered shareholders of the Company.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CLICKSOFTWARE TECHNOLOGIES LTD.
                                         (Registrant)

                                          By: /s/ Shmuel Arvatz
                                          --------------------------------------
                                          Name:   Shmuel Arvatz
                                          Title:  Executive Vice President and
                                                  Chief Financial Officer


Date: June 14, 2006

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON AUGUST 1, 2006

Notice is hereby given that the Annual General Meeting of Shareholders of ClickSoftware Technologies Ltd. (the "Company") will be held at 34 HaBarzel Street, Tel Aviv, 69710 Israel on August 1, 2006 at 2:00 p.m. local time (the "Meeting"). The agenda for the Meeting is as follows:

1. To approve the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as independent auditors for the Company for the year ending December 31, 2006 and for such additional period until the next Annual General Meeting of Shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of the auditors.

2. To re-elect Naomi Atsmon and Dan Falk as External Directors of the Company (as such term is defined in the Israeli Companies Law), each to hold office as External Directors for an additional three year term.

3. To approve the compensation packages of Naomi Atsmon, Dan Falk and Israel Borovich for their service as External Directors of the Company.

4. To approve an amendment to the cash compensation package of all non-employee Directors who are not External Directors for their service as Directors of the Company.

5. To re-elect Dr. Moshe BenBassat, the Company's Chairman of the Board of Directors and Chief Executive Officer, as a Class III Director to hold office until the Annual General Meeting of Shareholders of the Company to be held in 2009 or until a successor has been duly elected.

6. To approve the execution of an amendment to the employment agreement between the Company and Dr. Moshe BenBassat substantially in the form attached hereto as ANNEX A.

7. To approve the grant of options to Dr. BenBassat for the purchase of 108,000 ordinary shares of the Company.

8. To transact such other business as may properly come before the Meeting or any adjournment thereof.

In addition, shareholders will be requested to consider at the Meeting the Directors' report and the financial statements of the Company for the fiscal year ended December 31, 2005.

Shareholders of record at the close of business on June 26, 2006 will be entitled to notice of and to vote at the Meeting. Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail to the Company the enclosed proxy as promptly as possible in the enclosed pre-addressed envelope.

By Order of the Board of Directors,       CLICKSOFTWARE TECHNOLOGIES LTD.

                                          Dr. Moshe BenBassat
                                          CHAIRMAN OF THE BOARD OF DIRECTORS AND
June 14, 2006                             CHIEF EXECUTIVE OFFICER


--------------------------------------------------------------------------------
IMPORTANT: YOUR VOTE IS IMPORTANT. IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE REQUESTED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENVELOPE PROVIDED.
--------------------------------------------------------------------------------

                         CLICKSOFTWARE TECHNOLOGIES LTD.

                               34 HABARZEL STREET
                             TEL AVIV 69710, ISRAEL
                              --------------------

                                 PROXY STATEMENT

                              --------------------

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON AUGUST 1, 2006

         This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.02 per share (the "Ordinary Shares"), of ClickSoftware Technologies Ltd., a company organized under the laws of the State of Israel (the "Company"), in connection with the solicitation by the Board of Directors of proxies for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held on August 1, 2006 at 2:00 p.m. local time at the offices of the Company, 34 HaBarzel Street, Tel Aviv 69710, Israel (tel. no. +972-3-765-9467) or at any adjournment thereof. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about June 29, 2006, and pursuant to Israeli law, to the registered shareholders on or about June 14, 2006.

PROXIES; COUNTING OF VOTES

         Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. A form of proxy for use at the Meeting is attached. The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least two (2) hours before the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares, covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to the rules of the Nasdaq Capital Market, in the absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted "FOR" all of the proposed resolutions to be presented to the Meeting for which the Board of Directors recommends a "FOR" vote.

         Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting. Attendance at the Meeting will not, by itself, revoke a proxy.

RECORD DATE; SOLICITATION OF PROXIES

         Only shareholders of record at the close of business on June 26, 2006 will be entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof, other than registered shareholders who, pursuant to Israeli law, will be sent notice of the Meeting on or about June 14, 2006. Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. A soft copy of the Company's Annual Report for the year ended December 31, 2005 is available on the Company's website at WWW.CLICKSOFTWARE.COM.

         To the extent you would like to state your position with respect to any of proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Israeli Companies Law - 1999 (the "Companies Law"), you may do so by delivery of a notice to the Company's offices located at 34 HaBarzel Street, Tel Aviv 69710, Israel, not later than July 6, 2006. Our Board of Directors may respond to your notice not later than July 11, 2006.

         Following the Meeting, one or more shareholders holding, at the Record Date, (i) at least 1,387,441 ordinary shares, which represent approximately five percent (5%) of the total voting rights in the Company, or (ii) five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at the Company's offices during business hours.

QUORUM AND VOTING REQUIREMENTS

         On June 10, 2006, the Company had outstanding 27,748,813 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders, present in person or by proxy and holding or representing shares conferring in the aggregate at least 33% of the voting power of the Company, will constitute a quorum at the Meeting. Shares that are voted in person or by proxy "FOR" or "AGAINST" are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine. At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

         The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of each of Proposals 1, 3, 4, 5, 6 and 7.

         The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of Proposal 2; provided, that (i) such majority vote at the Meeting shall include at least one third (1/3) of the total votes of shareholders who are not controlling shareholders of the Company, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

         Each shareholder that attends the Meeting in person or delivers a signed proxy card shall, prior to exercising such shareholder's voting rights at the Meeting with respect to Proposal 2, advise the Company whether or not such shareholder is a controlling shareholders of the Company. Pursuant to the Companies Law, a "Controlling Shareholder" is defined as any shareholder that has the ability to direct the company's actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.



--------------------------------------------------------------------------------
     THIS PROXY CARD SHALL ALSO SERVE AS A VOTING INSTRUMENT AS SUCH TERM IS
                        DEFINED UNDER THE COMPANIES LAW.
--------------------------------------------------------------------------------

                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of June 10, 2006 concerning: (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by all Directors and Officers as a group. The information presented in this table is based on 27,748,813 Ordinary Shares outstanding as of June 10, 2006. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within, 60 days of June 10, 2006. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options, but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person.


                                                            ORDINARY SHARES BENEFICIALLY OWNED
                                                            ----------------------------------

NAME AND ADDRESS                                                 NUMBER             PERCENT
----------------                                                 ------             -------
Dr. Moshe BenBassat (1)                                         5,622,022            19.5%
Austin W. Marxe and David M. Greenhouse (2)                     4,644,397            16.7%
G. Nicholas Farwell (3)                                         3,008,100            10.8%
Officers and Directors as a group (4)                           6,651,872            23.2%
(10 persons)

(1) Includes, in addition to the ordinary shares held by Dr. BenBassat (i) 1,050,392 options for ordinary shares held by Dr. BenBassat that are exercisable within 60 days of the date stated above and (ii) ) 2,246,887 ordinary shares held by Idit BenBassat, which may be deemed to be beneficially owned by Dr. BenBassat.

(2) As reported on Amendment No. 2 to the Schedule 13G filed with the SEC on March 31, 2006 in a joint filing by Austin W. Marxe and David M. Greenhouse. Messrs. Marxe and Greenhouse own the ordinary shares through various investment vehicles.

(3)      As reported on Schedule 13G filed with the SEC on January 27, 2005 by
         G. Nicholas Farwell.

(4) Includes (i) 2,024,918 ordinary shares for which options granted to Officers and Directors are exercisable within 60 days of the date stated above, and (ii) 2,246,887 ordinary shares held by Idit BenBassat, which may be deemed to be beneficially owned by Dr. BenBassat. Does not include 323,375 ordinary shares for which options granted to Officers and Directors are outstanding but are not currently or within 60 days exercisable.

                  ITEM 1 -- PROPOSAL TO APPROVE THE APPOINTMENT
                      OF THE COMPANY'S INDEPENDENT AUDITORS

         The Audit Committee has recommended the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu ("Brightman Almagor"), as the Company's independent auditors for the year ending December 31, 2006. Brightman Almagor has been the Company's independent auditor since December 31, 2002.

         The shareholders will be requested to approve the appointment of the accounting firm of Brightman Almagor & Co. as the independent auditors of the Company for the year ending December 31, 2006 and for such additional period until the next Annual General Meeting of shareholders and to authorize the Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of the auditors. Brightman Almagor has audited the Company's books and accounts for the year ended December 31, 2005.

         It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

         "RESOLVED, that the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the Company's independent auditors for the fiscal year ending December 31, 2006 and for such additional period until the next Annual General Meeting of Shareholders, be, and hereby is, approved, and that the Board of Directors be, and it hereby is, authorized, upon recommendation of the Audit Committee, to fix the remuneration of such independent auditors in accordance with the volume and nature of their services."

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to appoint the Company's independent auditors.

         THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPOINTMENT OF BRIGHTMAN ALMAGOR AS THE COMPANY'S INDEPENDENT AUDITORS AND THE AUTHORIZATION OF THE BOARD OF DIRECTORS, UPON RECOMMENDATION OF THE AUDIT COMMITTEE, TO FIX THE REMUNERATION OF THE AUDITORS.

                    ITEM 2 -- ELECTION OF EXTERNAL DIRECTORS

         The Company's Articles of Association provide that the number of Directors shall be not less than 2 and not more than 11. There are currently seven members on the Company's Board. The Company's Board of Directors is classified into three classes of Directors as follows:


                                             YEAR OF ANNUAL MEETING AT
    NAME OF DIRECTOR AND CLASS                   WHICH TERM EXPIRES                    AGE
----------------------------------           -------------------------           ----------------
James W. Thanos, Class I                                2007                            57
Roni A. Einav, Class II                                 2008                            62
Gil Weiser, Class II                                    2008                            64
Moshe BenBassat, Class III                              2006                            58
Israel Borovich, External Director                      2007                            64
Naomi Atsmon, External Director                         2006                            53
Dan Falk, External Director                             2006                            61

         Under the Companies Law, a publicly traded company must appoint at least two External Directors (as such term is defined in the Companies Law) to serve on the company's Board of Directors. To qualify as an External Director, an individual may not have, and may not have had at any time during the previous two years, any "affiliations" with the company or its "affiliates," as such terms are defined in the Companies Law. In addition, no individual may serve as an External Director if the individual's position or other activities create or may create a conflict of interest with his or her role as an External Director. For a period of two years from termination of office, a former External Director may not serve as a Director or employee of the company or provide professional services to the company for compensation.

         The External Directors are required to be elected by the shareholders. The term of an External Director is three years and may be extended for an additional three years. All of the External Directors of a company must be members of its Audit Committee and each other committee of a company's Board of Directors must include at least one External Director.

         Pursuant to the Companies Law, at least one External Director is required to have "accounting and financial expertise" and the other(s) are required to have "professional expertise" or "accounting and financial expertise".

         A Director has "professional expertise" if he or she satisfies one of the following: (i) The Director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration;
(ii) The Director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the Board position; or (iii) The Director has at least five years' experience in one or more of the following (or a combined five years' experience in at least two or more of these: (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

         A Director with "accounting and financial expertise" is a person that due to his or her education, experience and skills has high skills and understanding of business-accounting issues and financial reports which allow him to deeply understand the financial reports of the company and hold a discussion relating to the presentation of financial information. A company's Board of Directors will take into consideration in determining whether a Director has "accounting and financial expertise", among other things, his or her education, experience and knowledge in any of the following: (i) accounting issues and accounting control issues characteristic to the segment in which the company operates and to companies of the size and complexity of the company; (ii) the functions of the external auditor and the obligations imposed on such auditor; and (iii) preparation of financial reports and their approval in accordance with the Companies Law and the Israeli securities law.

         The Board of Directors recommends that the following nominees be re-elected as External Directors to the Board of Directors at the Meeting to serve for a period of three (3) years.

         NAOMI ATSMON was employed by Amdocs Ltd., a customer care and software company, from 1986 until the end of 2002. From 1997 until 2002, Ms. Atsmon served as a division President at Amdocs Ltd., managing large scale billing projects for telephone companies in North America and Europe, with overall responsibility for the profit and loss statement of the division. From 1994 until 1997, Ms. Atsmon served as a Vice President at Amdocs Ltd. From 1991 until 1994, she was a Director for Amdocs Ltd. in charge of software development and customer relations with one of the largest telephone companies in the United States. Prior to joining Amdocs Ltd., Ms. Atsmon was a project manager at Bank Hapoalim, in charge of a large financial project for the bank controller. From 1976 to 1981, Ms.Atsmon was a system analyst with Agrexco Ltd. Ms. Atsmon also currently serves as a Board member of Jacada Ltd., a software provider. Ms. Atsmon holds a Bachelor of Science degree in Management & Industrial Engineering from the Technion Institute, and studied business administration at Tel-Aviv University. Ms. Atsmon has "professional expertise" within the meaning of the Companies Law.

         DAN FALK served as the Chairman of the Board of Directors of Atara Technology Ventures Ltd., an Israeli company engaged in investment in advanced technology enterprises from 2000 to May 2003. He is also a member of the Boards of Directors of Orbotech Ltd., Nice Systems Ltd., Orad Ltd, Netafim, Plastopil Cooperative Society, Dmatek Ltd., Dor Chemicals Ltd., Attunity Ltd., Visionix Ltd., Jacada Ltd., Ormat Technology Inc. (publicly traded on NYSE), and Poalim Ventures I. From July 1999 to November 2000, Mr. Falk served as President and Chief Operating Officer of Sapiens International Corporation N.V., a company engaged in the development of software solutions for large-scale, cross-platform systems. Mr. Falk was Executive Vice President of Orbotech, a high technology company, from August 1995 to July 1999, and between June 1994 and August 1995 served as its Executive Vice President and Chief Financial Officer. From October 1992 until June 1994, Mr. Falk was Vice President and Chief Financial Officer of Orbotech. Mr. Falk was Director of Finance and Chief Financial Officer of Orbot Systems, predecessor of Orbotech Ltd., from 1985 until 1992. Mr. Falk received a Master of Business Administration degree in 1973 from the Hebrew University School of Business and had 15 years experience in finance and banking, including senior positions at Israel Discount Bank Ltd., prior to joining Orbot. Mr. Falk has "financial and accounting expertise" within the meaning of the Companies Law.

         It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

         "RESOLVED, that Naomi Atsmon and Dan Falk be re-elected to the Board of Directors to serve as External Directors for an additional term of three (3) years."

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the election of the aforementioned nominees, provided that either (i) such a majority includes at least a third of the total votes of shareholders, who are not Controlling Shareholders (as such term is defined in the Companies Law) of the Company, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the non-Controlling Shareholders that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

         THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE ELECTION OF NAOMI ATSMON AND DAN FALK AS EXTERNAL DIRECTORS OF THE COMPANY. IT IS THE INTENTION OF THE PERSONS APPOINTED AS PROXIES IN THE ACCOMPANYING PROXY TO VOTE "FOR" THE ELECTION OF THE DIRECTORS NAMED ABOVE AS CLASS II DIRECTORS UNLESS SPECIFICALLY INSTRUCTED TO THE CONTRARY.


                  ITEM 3 -- COMPENSATION OF EXTERNAL DIRECTORS

         External Directors may be compensated only in accordance with regulations adopted under the Companies Law. Because of the added demands and obligations imposed on a company's External Directors under the law in Israel and United States, Israeli law allows for higher compensation of External Directors of Israeli companies traded in the United States. Compensation of an External Director must be determined prior to the person's consent to serve as an External Director, although the compensation of an External Director may be increased to the same level as that of newly appointed External Directors.

         Compensation of all Directors requires the approval of our Audit Committee, Board of Directors and shareholders, in that order. In connection with the re-election of Naomi Atsmon and Dan Falk, our Compensation Committee, Audit Committee and Board of Directors have approved the compensation package set forth below. Our Compensation Committee, Audit Committee and Board of Directors have also approved to increase the compensation package of Israel Borovich, our third External Director, to the level of the compensation package to be received by Naomi Atsmon and Dan Falk, as set forth below. This compensation would be in addition to the automatic option grants made to our directors under our Amended and Restated 2000 Share Option Plan and our 2003 Israeli Share Option Plan.

         It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

         "RESOLVED, to approve a compensation package for Naomi Atsmon, Dan Falk and Israel Borovich, effective as of the date of the Meeting, equal to:

         (i) US $18,000 per year per Director plus value added tax ("VAT"), if applicable, against a valid invoice furnished by such director to the Company; and

         (ii) reimbursement of expenses incurred by such Director in connection with participation in meetings of the Board of Directors and committees thereof, subject to the limitations of Israeli law and in accordance with the Company's expense reimbursement policy, which shall be the full cash compensation due to them for all of their activities and tasks as members of the Board of Directors and as members of committees thereof. Such annual fee will be paid in four quarterly equal installments payable in advance.

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to appoint the Company's independent auditors.

         THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE COMPENSATION PACKAGES OF NAOMI ATSMON, DAN FALK AND ISRAEL BOROVICH, FOR THEIR SERVICES AS THE EXTERNAL DIRECTORS OF THE COMPANY.


         ITEM 4 -- AMENDMENT TO CASH COMPENSATION TO NON-EMPLOYEE DIRECTORS
                         WHO ARE NOT EXTERNAL DIRECTORS

         Under the Companies Law, the terms of compensation of Directors require the approval of the shareholders. The Compensation Committee and the Board of Directors recommends that the compensation package of our current and future non-employee Directors, other than External Directors, be amended and increased to be made equal to the compensation package re-appointed External Directors set in Proposal 3. This resolution shall not amend the resolution of the Board of Directors December 5, 2002, which was approved by the Company's shareholders on May 28, 2003 with respect to grant of options to Directors, which remains in full force and effect. This compensation would be in addition to the automatic option grants made to our directors under our Amended and Restated 2000 Share Option Plan and our 2003 Israeli Share Option Plan.

         It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

         "RESOLVED, to approve an amendment to the compensation package of our current and future non-employee Directors, other than External Directors, in order that their compensation package, effective as of the date of the Meeting, will be equal to:

         (i) US $18,000 per year per Director plus VAT, if applicable, against a valid invoice furnished by such director to the Company; and

         (ii) reimbursement of expenses incurred by such Director in connection with participation in meetings of the Board of Directors and committees thereof, subject to the limitations of Israeli law and in accordance with the Company's expense reimbursement policy, which shall be the full cash compensation due to them for all of their activities and tasks as members of the Board of Directors and as members of committees thereof. Such annual fee will be paid in four quarterly equal installments payable in advance.

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to appoint the Company's independent auditors.

         THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE COMPENSATION PACKAGES OF OUR CURRENT AND FUTURE NON-EMPLOYEE DIRECTORS, OTHER THAN EXTERNAL DIRECTORS, FOR THEIR SERVICE AS DIRECTORS OF THE COMPANY.



                    ITEM 5 -- ELECTION OF CLASS III DIRECTOR

         Currently, Dr. Moshe BenBassat is the only Class III Director. The term of the Class III Director will expire at the Meeting and a successor Class III Director shall be elected at the Meeting. The Board of Directors recommends that at the Meeting Dr. BenBassat be re-elected to serve as a Class III Director until the Annual General Meeting of Shareholders to be held in 2009 and until a respective successor is duly elected and qualified.

         DR. MOSHE BENBASSAT co-founded ClickSoftware and has served as the Company's Chairman and Chief Executive Officer since inception. From 1987 to 1999, Dr. BenBassat served as a Professor of Information Systems at the Faculty of Management at Tel-Aviv University. Dr. BenBassat has also held academic positions at the University of Southern California and the University of California in Los Angeles. From 1996 to January 1999, Dr. BenBassat also served as a Board member of Tadiran Telecommunications Inc., a telecommunications company. From 1990 to 1996, Dr. BenBassat served as a Board member of Tadiran Electronic Systems Ltd., a defense electronics company. Dr. BenBassat holds Bachelor of Science, Master of Science and PhD. degrees in Mathematics and Statistics from Tel-Aviv University.

         It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

         "RESOLVED, that Dr. Moshe BenBassat be re-elected to the Board of Directors and be classified as a Class III Director who shall serve until the Annual General Meeting of the Shareholders to be held in 2009 and until a respective successor is duly elected and qualified."

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to elect the foregoing nominee as Director.

         IT IS THE INTENTION OF THE PERSONS APPOINTED AS PROXIES IN THE ACCOMPANYING PROXY TO VOTE "FOR" THE ELECTION OF DR. BENBASSAT AS A CLASS III DIRECTOR UNLESS SPECIFICALLY INSTRUCTED TO THE CONTRARY. SHOULD DR. BENBASSAT BECOME UNAVAILABLE FOR ELECTION TO THE BOARD OF DIRECTORS AT THE MEETING, THE PERSONS APPOINTED AS PROXIES WILL HAVE DISCRETIONARY AUTHORITY IN THAT INSTANCE TO VOTE THE PROXY FOR A SUBSTITUTE. THE BOARD OF DIRECTORS KNOWS OF NO CURRENT CIRCUMSTANCES THAT WOULD RENDER THE DIRECTOR NAMED HEREIN UNABLE TO ACCEPT NOMINATION OR ELECTION.

     ITEM 6: APPROVAL OF AN AMENDMENT TO THE EMPLOYMENT AGREEMENT OF
                             DR. MOSHE BENBASSAT

         The Companies Law requires shareholders to approve the compensation paid by the Company to its Directors. The Company is asking its shareholders to ratify and approve the execution of an amendment to the employment agreement of Dr. Moshe BenBassat, the Company's Chairman of the Board of Directors and Chief Executive Officer.

         The terms of the amendment contain a number of changes to Dr. BenBassat's current employment agreement. The material changes that the Compensation Committee and the Board of Directors have recommended be made to the employment agreement are the following:

(1)      The increase of the base salary to $300,000 from $240,000 per year;

(2) The decrease of the maximum annual bonus to which Dr. BenBassat may be entitled from 299% of his base salary to 200% of his base salary;

(3) The deletion of the provision stating that the portion of the bonus in excess of one times base salary will not exceed eight percent (8%) of the Company's annual operating income for the relevant year; the Board believes that the Compensation Committee should have more flexibility in structuring Dr. BenBassat's bonus package; and

(4) The elimination of the provision that provides that part of the bonus will be paid each quarter, based on the achievement of quarterly target milestones during the relevant quarter.

         The amendment will be substantially in the form attached hereto as ANNEX A.

         It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

         "RESOLVED, that the amendment to the employment agreement between the Company and Dr. Moshe BenBassat, the Company's Chairman of the Board of Directors and Chief Executive Officer, substantially in the form attached hereto as ANNEX A, is hereby approved."

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to ratify and approve the amendment of the employment agreement of Dr. BenBassat.

         IT IS THE INTENTION OF THE PERSONS APPOINTED AS PROXIES IN THE ACCOMPANYING PROXY TO VOTE "FOR" THE RATIFICATION AND APPROVAL OF THE AMENDMENT UNLESS SPECIFICALLY INSTRUCTED TO THE CONTRARY.

                ITEM 7 - PROPOSAL TO APPROVE THE GRANT OF OPTIONS
                             TO DR. MOSHE BENBASSAT

         Under the Companies Law, the terms of compensation to Directors of the Company, including the grant of options, whether in their capacity as Directors or otherwise, requires shareholder approval. Dr. BenBassat, who is serving as Chairman of the Board of Directors, is also the Chief Executive Officer of the Company.

         It is proposed that the shareholders approve the grant of options to Dr. BenBassat to purchase 108,000 Ordinary Shares at an exercise price equal to the closing sale price of the Company's Ordinary Shares on July 31, 2006, and vesting monthly in equal portions over a period of twenty-four months, all as recommended by the Compensation Committee and as approved by the Audit Committee and the Board of Directors of the Company. The options expire seven years from their date of issuance.


         It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

         "RESOLVED, that the grant of options to Dr. Moshe BenBassat to purchase 108,000 Ordinary Shares at an exercise price equal to the close sale price of the Company's Ordinary Shares on July 31, 2006, is hereby approved."

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to approve the options grant to Dr. BenBassat.

         THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE RESOLUTION TO APPROVE THE OPTIONS GRANT TO DR. BENBASSAT.

                                 OTHER BUSINESS

         Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

         Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the Ordinary Shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.



                                     By order of the Board of Directors,



                                     Dr. Moshe BenBassat
                                     CHAIRMAN OF THE BOARD OF DIRECTORS AND
                                     CHIEF EXECUTIVE OFFICER

Tel Aviv, Israel
June 14, 2006

                                     ANNEX A

                                 AMENDMENT NO. 2
                             TO EMPLOYMENT AGREEMENT


THIS AMENDMENT, effective as of January 1, 2006 (the "Effective Date"), serves to amend the Employment Agreement (the "Employment Agreement") dated January 1, 2004 between:

CLICKSOFTWARE INC., a corporation organized and existing under the laws of the State of California, having its principal offices at 140 Corporate Drive, Burlington MA ("ClickSoftware")

DR. MOSHE BEN-BASSAT ("the Executive"); and

WHEREAS, the parties wish to amend the Agreement, as follows:


1. General

Unless otherwise specified herein:

(a) The provisions set by this Amendment shall be deemed supplemental to provisions set by the Agreement. In any event that any of the provisions set by this Amendment conflict with any of the provisions set by the Agreement, the provisions set by this Amendment shall prevail.

(b) Capitalized terms used in this Amendment shall have the same meanings ascribed to them in the Agreement.


2. Section 3(a) of the Agreement is hereby amended in its entirety as follows:

"BASE SALARY. During the Employment Term, the Company will pay Executive as compensation for his services a base salary at the annualized rate of $300,000 (the "Base Salary"). The Base Salary will be paid periodically in accordance with the Company's normal payroll practices and be subject to the usual, required withholding."


3. Section 3(b) of the Agreement is hereby amended in its entirety as follows:

"BONUS. In addition to his Base Salary, Executive may earn an annual performance bonus not to exceed 200% of his Base Salary (the "Bonus"). The amount of the Bonus and the determination of the target milestones upon which the Bonus will be based will both be set by the Compensation Committee of the Board, after consultation with Executive. The Bonus may be reviewed annually by the Compensation Committee of the Board for possible increases in light of Executive's performance."

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date specified above by the undersigned duly authorized.


       CLICKSOFTWARE INC.                          MOSHE BEN-BASSAT


       ------------------------                    ------------------------
       Authorized Signature                        Authorized Signature

       ------------------------                    ------------------------
       Printed Name                                Printed Name

       ------------------------                    ------------------------
       Title                                       Title

       ------------------------                    ------------------------
       Date                                        Date


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